NEWLAN & NEWLAN
Attorneys at Law
2652 F. M. 407, Suite 230
Bartonville, Texas 76226	(940) 241-2004
(940) 241-2040 (fax)

February 12, 2008

Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Jenn Do

Re:	ALL Fuels & Energy Company
Form 10-KSB/A for the year ended December 31, 2006, Filed May 7, 2007;
Form 10-QSB for the quarter ended June 30, 2007, File No. 0-29417

Dear Mr. O’Brien:
This is in response to the Staff’s letter of comment dated January 24, 2008, relating to the captioned filings of ALL Fuels & Energy Company (the "Company"). The Staff’s comment is addressed below.
The following charts (Chart 1 and Chart 2) depict the ownership of the Company before and after the transaction with ALL Energy Company (“AEC”).
Chart 1: Ownership Structure of ALL Fuels & Energy Company Prior to April 9, 2007
All percentages in the following table are based on a total of 8,210,754 shares of common stock outstanding.
Name of Shareholder	Shares	Percent
ALL Energy Company	4,700,000	57.24%
David Loflin	1,000,000	12.18%
Newlan & Newlan	699,000	8.51%
Other Shareholders	1,811,754	22.07%
Total	8,210,754	100%
Chart 2: Ownership Structure of ALL Fuels & Energy Company As of April 9, 2007
All percentages in the following table are based on a total of 33,540,754 shares of common stock outstanding.
Name of Shareholder	Shares	Percent
Dean Sukowatey	6,343,689 shares	18.91%
Sun Bear, LLC	5,479,872 shares	16.34%
Christopher Clayton	472,403 shares	1.41%
Matt Ward	377,922 shares	1.13%
Charles Ward	188,961 shares	0.56%
Joseph Wiewel	94,481 shares	0.28%
Robert F. Emerson	94,481 shares	0.28%
Timothy D. Cooper	94,481 shares	0.28%
Ethanol Options, LLC	377,922 shares	1.13%
Gaylen Knaack	377,922 shares	1.13%
Brad Knaack	188,961 shares	0.56%
Robert A. and Cindy K. Grimm	94,481 shares	0.28%
Curtis Benson	377,922 shares	1.13%
Heistand Farm Holdings, LLC	1,889,611 shares	5.63%
Richard B. Altorfer	1,889,611 shares	5.63%
Loras Wolfe	472,403 shares	1.41%
M.E.P. Construction, Inc.	94,481 shares	0.28%
Kevin Perrinjaquet	94,481 shares	0.28%
Leonard Wilcox	377,922 shares	1.13%
Greg Herbold	94,481 shares	0.28%
John Joseph Donovan	188,961 shares	0.56%
Steven A. Brady	188,961 shares	0.56%
Mark Leonard	496,024 shares	1.48%
Harold Parsons	12,597 shares	0.04%
Joe Lee	863,817 shares	2.58%
Steven J. Leavitt	62,987 shares	0.19%
Brian K. Gibson	62,987 shares	0.19%
Ryan Wilcox	377,922 shares	1.13%
James R. Broghammer	1,799,628 shares	5.37%
Scott D. Zabler	1,799,628 shares	5.37%
Subtotal - Former AEC shareholders	25,330,000 shares	75.53%
ALL Energy Company	4,700,000 shares	14.01%
David Loflin	1,000,000 shares	2.98%
Newlan & Newlan	699,000 shares	2.08%
Other outside shareholders	1,811,754 shares	5.40%
Total	33,540,754 shares	100%
The following charts (Chart 3 and Chart 4) depict the ownership of AEC before and after the transaction with the Company.
Chart 3: Ownership Structure of AEC Prior to April 9, 2007
Name of Shareholder	Shares	Percent
Dean Sukowatey	503,571 shares	25.04%
Sun Bear, LLC	435,000 shares	21.63%
Christopher Clayton	37,500 shares	1.86%
Matt Ward	30,000 shares	1.49%
Charles Ward	15,000 shares	0.75%
Joseph Wiewel	7,500 shares	0.37%
Robert F. Emerson	7,500 shares	0.37%
Timothy D. Cooper	7,500 shares	0.37%
Ethanol Options, LLC	30,000 shares	1.49%
Gaylen Knaack	30,000 shares	1.49%
Brad Knaack	15,000 shares	0.75%
Robert A. and Cindy K. Grimm	7,500 shares	0.37%
Curtis Benson	30,000 shares	1.49%
Heistand Farm Holdings, LLC	150,000 shares	7.46%
Richard B. Altorfer	150,000 shares	7.46%
Loras Wolfe	37,500 shares	1.86%
M.E.P. Construction, Inc.	7,500 shares	0.37%
Kevin Perrinjaquet	7,500 shares	0.37%
Leonard Wilcox	30,000 shares	1.49%
Greg Herbold	7,500 shares	0.37%
John Joseph Donovan	15,000 shares	0.75%
Steven A. Brady	15,000 shares	0.75%
Mark Leonard	39,375 shares	1.96%
Harold Parsons	1,000 shares	0.05%
Joe Lee	68,571 shares	3.41%
Steven J. Leavitt	5,000 shares	0.25%
Brian K. Gibson	5,000 shares	0.25%
Ryan Wilcox	30,000 shares	1.49%
James R. Broghammer	142,857 shares	7.10%
Scott D. Zabler	142,857 shares	7.10%
Total Shares Outstanding of AEC	2,010,731 shares	100%
Chart 4: Ownership Structure of AEC As of April 9, 2007
Name of Shareholder	Shares	Percent
ALL Fuels & Energy Company	2,010,731 shares	100%

The Company and AEC were not under common control for any period prior to January 19, 2007.
These charts demonstrate that prior to the April 2007 transaction, AEC was the parent of the Company by its ownership of 57.24% of the outstanding stock of the Company and after the April 2007 transaction AEC, along with 100% of its former shareholders, owns 89.53% of the outstanding stock of the Company. The shareholders of AEC held a greater than 50% position in the outstanding stock of the Company before (57.24% through AEC’s position) and after (75.53% collectively) the April 2007 transaction.

This is a unique transaction between 100% of the shareholders of a parent and its subsidiary and does not fit into the specific criteria of EITF 02-5. The Company looked for guidance and found EITF 90-5 that dealt with a scenario involving a parent and subsidiaries. While EITF 90-5 deals specifically with a parent transferring ownership interests between two subsidiaries, the Company concluded the guidance related to that type of transaction could be applied to this scenario in which the ownership interests are exchanged between the unified group of shareholders of AEC and of the Company. The underlying premise is that in a transaction between entities with this relationship, the assets should continue to be recorded at historical cost, similar to a pooling of interests, versus any other basis. It is appropriate for the Company not to gain value in a transaction between entities with the described relationships and, accordingly, the Company recorded the assets of AEC on its books at their book value at the date of the transaction.

As a result of this correspondence, the Company has determined that in accordance with Statement of Financial Accounting Standards 141, paragraph D16 – D17, the reporting of the transaction should have been shown as though the transfer had taken place at the beginning of the period and has been prepared to correct that reporting upon resolution of the issues being discussed in such correspondence.

Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.
Sincerely,
NEWLAN & NEWLAN

By:	/s/ ERIC NEWLAN
Eric Newlan
cc: ALL Fuels & Energy Company